Exhibit 99.2

Consolidated Financial Results for the Three-Month Period Ended March 31, 2019

[Japanese GAAP]

May 10, 2019

Company name:	PEPPER FOOD SERVICE Co., Ltd.
Stock Exchange Listing:	Tokyo Stock Exchange
Stock code:	3053
URL:	http://www.pepper-fs.co.jp
Representative:	Kunio Ichinose, Representative Director, President and Chief Executive Officer
Contact:	Ichiro Yasuda, Senior Executive Officer, General Manager of General Affairs Division
Tel:	+81-3-3829-3210

Date of filing of the quarterly Securities Report:	May 10, 2019
Scheduled date of commencement of dividend payments:	—
Supplementary materials for quarterly financial results:	None
Briefing on the quarterly financial results:	None

(Millions, rounded down to the nearest million yen)

1.	Consolidated Financial Results for the First Quarter of the Fiscal Year Ending December 31, 2019 (from January 1, 2019 to March 31, 2019)

(1)	Consolidated Operating Results

	(Percentages represent changes from the same period in the previous year)
	Net Sales		Operating Income		Ordinary Income		Net Income Attributable to Shareholders of the Parent Company
	Millions of yen	%	Millions of yen	%	Millions of yen	%	Millions of yen	%
Three-month period ended March 31, 2019	17,588	33.1	178	-76.8	195	-72.5	585	61.8
Three-month period ended March 31, 2018	13,213	88.0	768	33.4	712	24.0	361	0.2

(Note)	Comprehensive Income

Three-month period ended March 31, 2019      ¥588 million (67.0%)

Three-month period ended March 31, 2018      ¥352 million  (-2.5%)

	Quarterly Earnings per Share	Diluted Earnings per Share
	Yen	Yen
Three-month period ended March 31, 2019	28.08	27.31
Three-month period ended March 31, 2018	17.52	16.77

(2)	Consolidated Financial Position

	Total Assets	Net Assets	Equity Ratio
	Millions of yen	Millions of yen	%
As of March 31, 2019	25,244	4,022	15.2
As of December 31, 2018	25,993	3,745	13.6

(Reference)  Shareholders Equity

As of March 31, 2019 ¥3,847 million

As of December 31, 2018 ¥3,542 million

2.	Dividends

	Annual Dividends
	End of first quarter	End of second quarter	End of third quarter	Year-end	Annual
	Yen	Yen	Yen	Yen	Yen
Fiscal year ending December 31, 2018	—	15.00	—	15.00	30.00
Fiscal year ending December 31, 2019	—
Fiscal year ending December 31, 2019 (Forecast)		15.00	—	15.00	30.00

(Note)	Revision of dividend forecast from the latest announcement: None

3.	Consolidated Financial Forecasts for the Fiscal Year Ending December 31, 2019 (from January 1, 2019 to December 31, 2019)

	(Percentages indicate the net change in comparison with the previous year for full year figures, and the net change in comparison with the same quarter of the previous year for quarterly figures)
	Net Sales		Operating Income		Ordinary Income		Net Income Attributable to Shareholders of the Parent Company		Net Earnings per Share
	Millions of yen	%	Millions of yen	%	Millions of yen	%	Millions of yen	%	Yen
2nd Quarter (cumulative)	42,187	50.8	1,867	25.2	1,888	27.5	1,069	49.5	51.21
Full Year	93,562	47.3	5,594	44.8	5,637	45.4	3,493	—	167.33

(Note)	Changes from the latest consolidated forecasts: None

*	Notes:

(1)	Changes in important subsidiaries during this consolidated cumulative quarter (changes in the scope of consolidation) : None

(2)	Application of specific accounting treatments for preparation of the quarterly consolidated financial statements : None

(3)	Changes in accounting policies, changes in accounting estimates, and restatements

1) Changes in accounting policies associated with the revision of accounting standards	: None
2) Changes in accounting policies other than those in 1) above	: Yes
3) Changes in accounting estimates	: Yes
4) Restatements	: None

(4)	Number of shares issued and outstanding (common stock)

1) Number of shares issued and outstanding (including treasury stocks) at end of period	First quarter ended March 31, 2019:	20,875,200 shares	Fiscal year ended December 31, 2018:	20,818,200 shares
2) Number of treasury stocks at end of period	First quarter ended March 31, 2019:	220 shares	Fiscal year ended December 31, 2018:	220 shares
3) Average number of shares issued and outstanding during the period	First quarter ended March 31, 2019:	20,835,215 shares	Three-month period ended March 31, 2018:	20,646,561 shares

*	These consolidated financial results for the quarter fall outside the scope of quarterly review by certified public accountants
*	Description of appropriate use of business forecasts; other special matters

1.	The forecasts for results of operations in this report are based on information currently available to PEPPER FOOD SERVICE CO., LTD. and assumptions determined to be reasonable, and actual results may differ significantly from the forecasts due to various factors.
2.	Previously, the monetary values of all items recorded in the quarterly consolidated financial statements of PEPPER FOOD SERVICE Co., Ltd. were stated in thousands of yen, but we modified them by stating those in millions-of-yen units from the first quarter of the current consolidated accounting period and the first quarter of the current consolidated cumulative period.
Moreover, to facilitate comparison, the previous consolidated accounting period and the first quarter of the previous consolidated accounting period are also stated in units of one million yen.

1.	Qualitative Information regarding the Financial Results for the Quarter

(1)	Explanation of Business Performance

During the first three months of the current fiscal year, the Japanese economy seems, on the one hand, to have been at a standstill in terms of corporate earnings and capital investments, etc., but the income environment is gradually recovering with continued improvement in the employment situation and other conditions. However, personal consumption in Japan is sluggish as the future of the economy remains uncertain due to the slowdown in China’s economic growth resulting from trade friction between the US and China, as well as instability on the international political stage, such as the UK’s withdrawal from the EU.

As for the restaurant industry, despite a gradual improvement in personal consumption, the business environment remains harsh due not only to the increase in distribution expenses and the cost of food but also to intensified competition to attract customers from other types of businesses, such as convenience stores.

Under such circumstances, according to the basic precept of our group, “to enjoy rapid growth and become a local, public institution that acts in all good faith, with a sense of humility,” we are working to expand our business with the goal of opening 25 new Pepper Lunch restaurants and 210 new Ikinari! Steak restaurants. We have also been making ongoing efforts to strengthen our systems that enable us to provide safe and reliable products to our customers.

As a result of these business activities, net sales for the first three months of the current fiscal year were ¥17,588 million (an increase of 33.1% over the same period of the previous year), operating income was ¥178 million (a decrease of 76.8% from the same period of the previous year), ordinary income was ¥195 million (a decrease of 72.5% from the same period of the previous year), and net income attributable to shareholders of the parent company was ¥585 million (an increase of 61.8% over the same period of the previous year).

Performance by segment is as follows:

(i)	Pepper Lunch Business

In the Pepper Lunch business, in addition to our original points card, we also launched a “free-drink” service for Rakuten Points Card and d-Points Card holders (used by more than 100 million people) in order to increase usage. Furthermore, in February we started to phase out the use of plastic straws and replace them with paper straws, etc. as part of our support for environmental issues.

In the Pepper Lunch business overseas, we opened a store on Manhattan’s Broadway in March, “The Fast Food Steak House” [PEPPER LUNCH], our first directly-managed store in New York.

Additionally, equipment sales and other revenue generated from the opening of new restaurants, as well as royalty income, etc. in overseas FC totaled ¥94 million (an increase of 7.9% over the same period of the previous year).

As a result, net sales for the first three months of the current fiscal year were ¥2,037 million (an increase of 14.2% over the same period of the previous year), but segment profit fell to ¥ 295 million (a decrease of 8.5% from the same period of the previous year) due to the cost of refurbishing existing stores and an increase in recruitment costs for full and part-time employees associated with the growth in store numbers. In addition, the opening of 14 new stores (9 of which are located overseas) brought the total number of Pepper Lunch restaurants to 478.

(ii)	Restaurant Business

In the Restaurant Business we have been working to improve sales and profits in existing stores through initiatives such as the introduction of seasonal products on the menu, with individual stores promoting various business lines such as “Sumiyaki Steak Kuni” in the steak line, “Kodawari Tonkatu Katsukitei” in the pork cutlet line, and “Gyutan Sendai Natori” in the tender beef line.

However, net sales for the first three months of the current fiscal year fell to ¥333 million (a decrease of 16.7% from the same period of the previous year) while segment profit was ¥4 million (a decrease of 86.6% from the same period of the previous year), due in part to the change in business line-up for Ikinari! Steak. In addition, the total number of restaurants in the Restaurant Business is now 15.

(iii)	Ikinari! Steak Business

Beginning in February, our Ikinari! Steak Business has teamed up with Sinsiarge, Inc., the company that operates “Dokodemo Shashoku” (a food service that delivers to companies) and has also taken part in the “Marvel Studio 10th Anniversary Tie-Up Campaign” (March 20 – March 31). In addition, the restaurant at Narita Iinaka was the 400th Ikinari! Steak restaurant to be opened. To celebrate, we held various promotions including a three-day limited offer of a 300g Wild Steak for ¥1,000 (excl. tax) from February 13 to February 15; a ¥0.5 per gram discount on a “Fillet & Rib” steak platter in a time-limited Ikinari! Steak fair from February 22 to March 21; and a ¥1 per gram discount on three types of rib steaks from March 22 to March 24. In a new initiative, we launched two types of “curry products” in certain restaurants.

In addition, for the first time we broadcast national television CMs across the whole of Japan in February and March, for a week each time.

As a result of these business activities, net sales for the first three months of the fiscal year were ¥15,165 million (an increase of 37.9% for the same period of the previous year), but segment profit fell to ¥911 million (a decrease of 18.2% from the same period of the previous year) due declining sales in existing stores and an increase in recruitment costs for full and part-time employees associated with the growth in store numbers. In addition, there were 47 new store openings (none of them overseas), bringing the total number of Ikinari! Steak restaurants to 439.

(iv)	Product Sales Business

In the Product Sales Business, not only did we sell traditional favorites like our tonkatsu sauce, frozen pepper rice, frozen hamburger steak and Ikinari! Steak™ set that customers can enjoy at home, but we also sold popular Pepper Lunch and Ikinari! Steak products through the e-commerce site Rakuten Ichiba.

As a result of these business activities, including royalty income received from sales of products such as Ikinari! snacks in collaboration with other companies, net sales for the first three months of the fiscal year were ¥53 million (an increase of 78.0% over the same period the previous year), but segment profit fell to ¥5 million (a decrease of 4.7%% from the same period of the previous year) due to an increase in costs associated with the growth of on-line sales.

(2)	Explanation of Financial Position

At the end of the first three months of the current fiscal year, total assets were ¥25,244 million, down ¥748 million from the end of the previous fiscal year. This was primarily due to a decrease of ¥2,742 million in Cash and Cash Equivalents, an increase of ¥1,626 million in Property, Plant and Equipment (net), and an increase of ¥152 million in Lease Deposits Receivable.

Total liabilities were ¥21,222 million, down ¥1,024 million from the end of the previous year. This was mainly due to a decrease of ¥1,182 million in Accrued Corporate Tax Payable, a decrease of ¥686 million in Allowances for Business Structure Improvements, and an increase of ¥658 million in Loans Payable.

Net assets were ¥4,022 million, up ¥276 million from the end of the previous fiscal year. This was largely due to an increase of ¥585 million in Net Income Attributable to Owners of the Parent and ¥312 million in surplus distributed as dividends. Retained earnings increased by ¥272 million, and Share Capital and Share Premium increased by ¥14 million respectively due to the exercise of stock acquisition rights. Additionally, the capital equity ratio increased by 1.6 points from the end of the previous fiscal year to 15.2%.

(3)	Explanation for Future Projections such as Consolidated Earnings Forecast

There is no change in the consolidated earnings forecast from the consolidated earnings forecast for the first six months of the fiscal year and the full year announced in the “Consolidated Financial Results for the Fiscal Year ending December 2018 (Japanese GAAP)” on February 14, 2019.

2.	Quarterly Consolidated Financial Statements and Important Notes

(1)	Quarterly Consolidated Financial Position Statement

	(Unit: millions of yen)
	Prior Fiscal Year (ended December 31, 2018)	Our First-Quarter Consolidated Accounting Period (Ended March 31, 2019)
Assets
Current Assets
Cash and cash equivalents	6,732	3,990
Trade accounts receivable	2,838	2,794
Merchandise	456	467
Supplies	186	221
Others	2,288	2,066
Allowance for doubtful accounts	-0	-0

Total current assets	12,502	9,540

Non-current assets
Tangible fixed assets
Property, plant and equipment	10,107	11,990
Accumulated depreciation	-1,806	-2,063

Property, plant and equipment, net	8,300	9,926

Others	2,088	2,325
Accumulated depreciation	-984	-1,040

Others, net	1,103	1,285

Total tangible fixed assets	9,403	11,212

Intangible assets	72	73
Investments and other assets
Lease deposits receivable	2,750	2,903
Others	1,274	1,525
Allowance for doubtful accounts	-11	-11

Total investments and other assets	4,013	4,417

Total non-current assets	13,490	15,704

Total Assets	25,993	25,244

	(Unit: millions of yen)
	Previous Fiscal Year (ended December 31, 2018)	First three months (Ended March 31, 2019)
Liabilities
Current Liabilities
Accounts payable	7,097	7,094
Short term loans payable	—	1,250
Current portion long-term loan payable	2,270	2,205
Accounts payable-other	2,043	1,788
Income tax payables	1,513	331
Deposit liabilities	1,445	1,518
Allowance for bonuses	—	149
Assets retirement obligations	0	0
Allowance for business structure improvements	331	310
Others	1,401	1,290

Total current liabilities	16,104	15,940

Non-current liabilities
Long-term loan payables	2,931	2,403
Deposit liabilities	1,363	1,451
Asset retirement obligations	644	881
Allowance for business structure improvements	1,187	521
Others	15	23

Total non-current liabilities	6,142	5,282

Total Liabilities	22,247	21,222

Net Assets
Shareholders’ equity
Share capital	1,532	1,546
Share premium	813	827
Retained earnings	1,210	1,482
Treasury shares	-0	-0

Total shareholders’ equity	3,556	3,857

Accumulated other comprehensive income
Valuation difference on available-for-sale securities	-1	-1
Foreign exchange translation adjustments	-11	-8

Total accumulated other comprehensive income	-13	-9

Stock options	203	175

Total Net Assets	3,745	4,022

TOTAL NET ASSETS & LIABILITIES	25,993	25,244

(2)	Quarterly Consolidated Profit-and-Loss Statement and Quarterly Consolidated Statement of Comprehensive Income

(Quarterly Consolidated Profit and Loss Statement)

(Consolidated Profit and Loss Statement for the three-month period ended March 31)

	(Unit: millions of yen)
	For the three-month period ended March 31, 2018 (January 1, 2018 to March 31, 2018)	For the three-month period ended March 31, 2019 (January 1, 2019 to March 31, 2019)
Net sales revenue	13,213	17,588
Cost of sales	7,459	10,323

Gross profit	5,753	7,264

Selling, general, and administrative expenses	4,985	7,086

Operating profit	768	178

Non-Operating Income
Interest income	0	1
Foreign exchange gains	—	1
Sponsorship income	3	7
Prepaid card balances	6	11
Others	3	9

Total Non-Operating Income	14	30

Non-Operating Expenses
Interest expenses	4	8
Foreign exchange losses	59	—
Cash excess (deficiency)	1	3
Others	3	2

Total Non-Operating Expenses	69	13

Ordinary Income	712	195

Extraordinary Income
Gains on sales of non-current assets	22	0
Gains on reversal of subscription rights to shares	0	46
Reversal of business structure improvement allowances	—	530

Total Extraordinary Income	22	577

Extraordinary Losses
Loss on disposals of non-current assets	0	0
Impairment losses	—	21

Total Extraordinary Losses	0	21

Pre-Tax Quarterly Net Income	734	751

Income taxes	470	278
Adjustment to Income Tax	-97	-111

Total Income Tax	372	166

Quarterly Net Income	361	585

Net Income Attributable to Owners of the Parent	361	585

(Quarterly Consolidated Statement of Comprehensive Income)

(First-Quarter Consolidated Cumulative)

	(Unit: millions of yen)
	For the three-month period ended March 31, 2018 (January 1, 2018 to March 31, 2018)	For the three-month period ended March 31, 2019 (January 1, 2019 to March 31, 2019)
Quarterly Net Income	361	585
Other Comprehensive Income
Unrealized gains or losses on other securities	0	0
Foreign currency translation adjustments	-9	2

Total Other Comprehensive Income	-9	3

Quarterly Comprehensive Income	352	588

(Breakdown)
Comprehensive income for the period attributable to Owners of the Parent	352	588
Comprehensive income for the period attributable to minority interests	—	—

(3)	Notes on the Quarterly Consolidated Financial Statements

(Notes on the Going Concern Assumption)

Not applicable.

(Notes when there have been significant changes in the Amount of Shareholders’ Equity)

I. Previous consolidated cumulative first quarter (from January 1, 2018 to March 31, 2018)

1.	Dividends Paid

(Resolution)	Class of Stock	Total Amount of Dividends (millions of yen)	Dividend per Share (Yen)	Record Date	Payment Date	Dividend Source
March 29, 2018 General Shareholders’ Meeting	Common Stock	309	15.00	December 31, 2017	March 30, 2018	Retained Earnings

2.	Any dividends with a record date in this consolidated cumulative first quarter whose payment date falls after March 31

Not applicable.

II. This consolidated cumulative first quarter (from January 1, 2019 to March 31, 2019)

1.	Dividends Paid

(Resolution)	Class of Stock	Total Amount of Dividends (millions of yen)	Dividend per Share (Yen)	Date of Record	Payment Date	Dividend Source
March 28, 2019 General Shareholders’ Meeting	Common Stock	312	15.00	December 31, 2018	March 29, 2019	Retained Earnings

2.	Any dividends with a record date in the first three months of the fiscal year whose payment date falls after March 31

Not applicable.

(Changes in accounting estimates and changes in accounting policies and estimates that are difficult to classify)

(Changes in depreciation methods; changes in the number of years of useful life; changes in estimates of asset retirement obligations)

In the past, we used the declining balance method to depreciate key tangible fixed assets but as of the consolidated cumulative first quarter we have changed to the straight-line method.

This change in accounting policy has been triggered by the creation of long-term stability in our business environment, as we have determined an increase in the demand for our business lines thanks to changing consumer preferences. This has allowed us to review our store strategy and open significantly more restaurants, while at the same time withdrawing from fewer. In light of these internal and external environmental changes, we examined the consumption pattern of economic benefits related to store facilities, which constitute our main assets. The result of these examinations led us to expect that our assets would be used in a stable manner over a long period of time, with equal consumption over the course of their useful lives; thus we decided to change to the straight-line method of depreciation, as we believe it better reflects our consumption patterns.

Furthermore, the useful life for conventional store facilities, etc. was primarily based on the number of years stipulated under the Corporate Tax Law, but with the change in depreciation method we are reviewing the number of years of an asset’s useful life with effect from the consolidated cumulative first quarter. As a result, we have changed the useful life of buildings and structures such as store facilities—which was 18 years in the majority of cases—to 12 years in light of the estimated period of economic viability given the number of years that the store is expected to survive in operation.

In conjunction with that, we have also changed our estimates regarding the period of time before our store-related asset retirement obligations need to be fulfilled in order to take account of the number of years that a store is expected to survive in operation; note that these obligations are recorded as the obligation to restore a property to its original condition in line with store real estate lease contracts.

With the changes above, operating income, ordinary income, and pre-tax income for the first three months of the current fiscal year have each increased by ¥43 million compared to calculations under the previous depreciation method.

(Changes in estimates of business structure improvement allowances)

The Company recorded reasonable estimates in the previous consolidated fiscal year for anticipated losses to be incurred in business structure improvements for consolidated subsidiaries. These mainly contained any lease payments that could not be canceled and that we did not expect to be able to recover through sales or sub-leasing, etc., i.e., payments stipulated in building lease agreements connected with unprofitable stores and stores scheduled for closure. Subsequently, we revised our accounting estimates as we obtained new information thanks to progress made in business structure improvements, through negotiations with landlords who had signed building lease agreements, etc.; information that allowed us to calculate more accurate estimates. In conjunction with this, we have recorded the difference between the previous estimate and the current estimate under Extraordinary Income for the first three months of the current fiscal year.

As a result, quarterly net income before taxes increased by ¥530 million in the first three months of the current fiscal year.

(Additional Information)

(Application of “Partial Amendments to Accounting Standard for Tax Effect Accounting”)

“Partial Amendments to Accounting Standard for Tax Effect Accounting” (ASBJ Statement No. 28; February 16, 2018) have been applied since the start of the first quarter of the current fiscal year. Deferred tax assets are shown under “Investments and Other Assets,” while deferred tax liabilities are shown under “Non-current Liabilities.”

(Segment Information, etc.)

[Segment Information]

I. The previous consolidated cumulative first quarter (from January 1, 2018 to March 31, 2018)

1.	Information on Sales and Profit/Loss for each reporting segment

	(Unit: millions of yen)
	Reporting Segments				Total	Adjustments (Note 1)	Amount recorded in Quarterly Consolidated Financial Statements (Note 2)
	Pepper Lunch	Restaurants	Ikinari! Steak	Products
Sales
Sales to External Customers	1,784	400	10,999	29	13,213	—	13,213
Total	1,784	400	10,999	29	13,213	—	13,213
Segment Profit	322	33	1,115	6	1,477	-709	768

(Notes)	1.	A segment profit adjustment of minus ¥709 million was recorded as corporate expenses not allocated to each segment. Such expenses are mostly general administrative expenses not attributable to reporting segments.
	2.	Adjustment is made to operating income reported in the consolidated quarterly statement of income.

2.	Impairment losses from non-current assets and goodwill for each reporting segment Not applicable.

II. This consolidated cumulative first quarter (from January 1, 2019 to March 31, 2019)

1.	Information on Sales and Profit/ Loss for each Reporting Segment

	(Unit: millions of yen)
	Reporting segments				Total	Adjustments (Note 1)	Amount recorded in Consolidated Financial Statements for the quarter (Note 2)
	Pepper Lunch	Restaurants	Ikinari! Steak	Products
Sales
Sales to External Customers	2,037	333	15,165	53	17,588	—	17,588
Total	2,037	333	15,165	53	17,588	—	17,588
Segment Profit	295	4	911	5	1,217	-1,038	178

(Notes)	1.	A business segment profit adjustment of minus ¥1,038 million was recorded as corporate expenses not allocated to each segment. Such expenses are mostly general administrative expenses not attributable to reporting segments.
	2.	Adjustment is made to operating income reported in the consolidated quarterly statement of income.

2.	Impairment losses from non-current assets and goodwill for each reporting business segment

	(Unit: millions of yen)
	Pepper Lunch	Restaurants	Ikinari! Steak	Products	Total	Amount recorded in Quarterly Consolidated Financial Statements
Impairment losses	—	—	21	—	21	21